EXHIBIT 12.1
UTi WORLDWIDE INC.
RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Year ended January 31,
	2008	2007	2006	2005	2004
Pre-tax income from continuing operations (net of minority interest in net income)	$139,971	$139,071	$94,877	$63,092	$41,703
Add fixed charges computed below	70,598	57,577	36,331	26,153	23,227

Consolidated earnings available for Fixed Charges	$210,569	$196,648	$131,208	$89,245	$64,930

Consolidated Fixed Charges
Interest expense per financial statements	$26,878	$23,439	$9,111	$4,890	$5,840
Portion of rentals (1/3) representing an interest factor	43,720	34,138	27,220	21,263	17,387

Consolidated Fixed Charges	$70,598	$57,577	$36,331	$26,153	$23,227

Consolidated Ratio of Earnings to Fixed Charges	3.0x	3.4x	3.6x	3.4x	2.8x